# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Target Hospitality Corp., CIK 0001712189
CUSIP: 87615L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9320 Lakeside Boulevard, Suite 300, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001588456

## Reporting persons
- Private Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,918,233; shared voting power 3,036,962; sole dispositive power 1,918,233; shared dispositive power 3,036,962; aggregate amount beneficially owned 4,955,195 (4.97% of the class)

## Item 1. Issuer
Name of issuer: Target Hospitality Corp.
Address of issuer's principal executive offices: 9320 Lakeside Boulevard, Suite 300, The Woodlands, TX, 77381

## Item 2. Person Filing
Name of person filing: Private Capital Management, LLC
Address of principal business office or, if none, residence: 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34018
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 4,955,195
Percent of class: 4.97%
Sole power to vote or to direct the vote: 1,918,233
Shared power to vote or to direct the vote: 3,036,962
Sole power to dispose or to direct the disposition: 1,918,233
Shared power to dispose or to direct the disposition: 3,036,962

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Private Capital Management, LLC: /s/ Chad D. Atkins, President (11/04/2025)
Comment: Private Capital Management, LLC exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

Private Capital Management, LLC disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.